UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated April 19, 2016: Safe Bulkers, Inc. Agreed to Amend a US $30.3 Million Credit Facility with Nordea Bank (Nordea)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On April 19, 2016, the Registrant filed a Form 6-K disclosing a press release issued by the Registrant. The third bullet in the body of the press release, which was filed as an exhibit to the Form 6-K, contained electronic data corruption.  The Registrant hereby amends such Form 6-K to correct the electronic data corruption in such bullet and the corrected press release is attached hereto as an exhibit.

Date: June 6, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Agreed to Amend a US $30.3 Million Credit Facility

with Nordea Bank (Nordea)

Monaco, Monaco – April 19, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the Company has agreed to amend an existing credit facility secured by one Capesize class vessel with an outstanding commitment of US $30.3 million, extending its maturity by two years from June 2019 to June 2021 and delaying the balloon payment initially scheduled to be made in 2019 for 2021. This credit facility with Nordea contains the following financial covenants, in line with the existing loan and credit facilities of the Company:

•

 The total consolidated liabilities of the Company divided by its total consolidated assets must not exceed 85% until year end 2017 and 80% from 2018 onwards.

•

 The market value of the vessel divided by the outstanding loan value must exceed 110% until year end 2017 and 120% from 2018 onwards.

•

The ratio of the Company’s EBITDA1 to its interest expense must be not less than 2.0:1 on a trailing 12 month basis, applicable from 2018 onwards

•

 The consolidated net worth of the Company (total consolidated assets less total consolidated liabilities) must not be less than US $150.0 million.

The old and the new reduction schedules are presented in the below table:

                     Reduction Schedule on annual basis in US$ million

	2016 remaining	2017	2018	2019	2020	2021	Total
Old facility	1.2	2.3	2.3	24.5	0	0	30.3
New facility	1.2	2.3	2.3	2.3	2.3	19.9	30.3

Dr. Loukas Barmparis, President of the Company, said: “This agreement concludes the refinancing of all balloon payments under all our credit and loan facilities initially scheduled prior to 2020, to subsequent years. Following this agreement, our first balloon payment will be due in 2021.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock, Series B, Series C and Series D preferred stock is listed on the NYSE, where it trades under the symbols “SB”, “SB.PR.B”, “SB.PR.C” and “SB.PR.D”, respectively.

1EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com